FORM 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(f) of the Investment Company Act of 1940

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(Print or Type Responses)

1. Name and Address of Reporting Person* Steere, Jr. William C.	2. Issuer Name and Ticker or Trading Symbol Minerals Technologies Inc. (MTX)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director ____ 10% Owner Officer (give ____ Other (specify title below) below)
(Last) (First) (Middle) Minerals Technologies Inc. 405 Lexington Avenue	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Year August 2002
(Street) New York, NY 10174		5. If Amendment, Date of Original (Month/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person ___ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/ Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instructions 4(b)(v).
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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr.3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Owner- ship Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Owner- ship (Instr. 4)
			Code	V	(A)	(D)	Date Exer- cisable	Expiration Date	Title	Amount or Number of Shares
Phantom Stock Units	1 for 1	6/14/02	J	--	5.132	--	*	*	Common Stock	5.132	49.62	--	D	--
Phantom Stock Units	1 for 1	7/1/02	J	--	60.827	--	*	*	Common Stock	60.827	49.32	--	D	--
Phantom Stock Units	1 for 1	7/1/02	J	--	32.5	--	*	*	Common Stock	32.5	48.99	--	D	--
Phantom Stock Units	1 for 1	7/25/02	J	--	82.476	--	*	*	Common Stock	82.476	37.05	--	D	--
Phantom Stock Units	1 for 1	8/6/02	J	--	55.633	--	*	*	Common Stock	55.633	35.95	6995.984	D	--

Explanation of Responses:
*

The Phantom Stock Units were accrued under the Minerals Technologies Inc. Non-Funded Deferred Compensation and Unit Award Plan for Non-Employee Director's and are to be settled in cash upon the reporting person's retirement.

		S. Garrett Gray for William C. Steere, Jr.	August 12, 2002

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	William C. Steere, Jr. **Signature of Reporting Person	Date
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